FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF DECEMBER, 2002

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                    No ☒

EXHIBIT INDEX

EXHIBIT 1	ENERPLUS ANNOUNCES THE ISSUANCE OF 959,300 TRUST UNITS PURSUANT TO THE EXERCISE OF OVER-ALLOTMENT OPTION

EXHIBIT 1

FOR IMMEDIATE RELEASE

December 6, 2002

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE  -  ERF

ENERPLUS ANNOUNCES  ISSUANCE OF 959,300 TRUST UNITS UPON EXERCISE OF OVER-ALLOTMENT OPTION

Enerplus Resources Fund (“Enerplus”) announced today that the syndicate of underwriters led by CIBC World Markets Inc. and Salomon Smith Barney Inc. has purchased an additional 959,300 trust units of Enerplus at a price of Cdn$26.00 (US$16.54) per trust unit for net proceeds of approximately Cdn$23.7 million (US$15.1 million). The trust units were issued upon the exercise of an over-allotment option granted to the underwriters in connection with the recent offering of 7.0 million trust units. After the exercise of the option, Enerplus will have issued approximately 8.0 million trust units pursuant to the equity offering for net proceeds of approximately Cdn$194.6 million (US$123.8 million).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.  A written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933 may be obtained from either CIBC World Markets, 161 Bay Street, 6th Floor, Toronto, Ontario M5J 2S8 or Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY: /s/	Christina S. Meeuwsen
Christina S. Meeuwsen
Corporate Secretary

DATE: December 6, 2002